December 10, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FleetCor Technologies, Inc.
Registration Statement on Form S-1
File No. 333-166092

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated November 30, 2010, was distributed during the period commencing December 1, 2010, through the date hereof as follows:

To Whom Distributed	Number of Copies
Institutional investors, underwriters, dealers, brokers and others	8,215

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of FleetCor Technologies, Inc. for acceleration of the effective date of the above-captioned registration statement so that it becomes effective at 3:00 p.m., Washington D.C. time, on December 14, 2010, or as soon as possible thereafter.

Very truly yours,

On behalf of the Underwriters

J.P. Morgan Securities LLC

By	/s/ Alice Takhtajan
	Name:	Alice Takhtajan
	Title:	Vice President

Goldman, Sachs & Co.

By	/s/ Michael Wise
	Name:	Michael Wise
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request - FleetCor Technologies, Inc.]